As filed with the Securities and Exchange Commission on June 23, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For New York Shares Evidenced by Depositary Receipts

of

THE “SHELL” TRANSPORT AND TRADING COMPANY,

PUBLIC LIMITED COMPANY
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

ENGLAND
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________

___________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
New York Shares evidenced by Depositary Receipts, each New York Share representing ordinary shares of 25 pence nominal amount each of The “Shell” Transport and Trading Company, Public Limited Company	100,000,000 New York Shares	$5.00	$5,000,000	$635.00

1

For the purpose of this table only the term "unit" is defined as 100 New York Shares.

The prospectus consists of the proposed form of Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of Depositary Receipts	Face of Receipt
(ii) The procedure for voting, if any, the deposited securities	Reverse of Receipt
(iii) The collection and distribution of dividends	Articles number 4, Reverse of Receipt
(iv) The transmission of notices, reports and proxy soliciting material	Reverse of Receipt
(v) The sale or exercise of rights	Reverse of Receipt
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt
(vii) Amendment, extension or termination of the deposit agreement	Reverse of Receipt
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Reverse of Receipt
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and Reverse of Receipt
(x) Limitation upon the liability of the depositary	Reverse of Receipt

3. Fees and Charges	Article number 7 and Reverse of Receipt

Item - 2.

Available Information

Public reports furnished by issuer	Reverse of Receipt

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Second Amended and Restated Deposit Agreement dated as of December 1, 1992, among The “Shell” Transport and Trading Company, Public Limited Company, The Bank of New York as Depositary, and all holders from time to time of Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

f.

Power of Attorney. – Filed herewith as Exhibit 6.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 22,  2004.

Legal entity created by the agreement for the issuance of Depositary Receipts for ordinary shares of 25 pence nominal amount each of The “Shell” Transport and Trading Company, Public Limited Company.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

        Joanne F. DiGiovanni

        Vice President

Pursuant to the requirements of the Securities Act of 1933, The “Shell” Transport and Trading Company, Public Limited Company has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on 22nd June,  2004.

The “Shell” Transport and Trading Company,

Public Limited Company

By:  /s/ Jyoti Munsiff

Name: Jyoti Munsiff

Title: Company Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on 22nd June, 2004.

__________*______________ Name: Lord Oxburgh Chairman
__________*______________ Name: Malcolm Brinded Managing Director (principal executive, financial and accounting officer)
________________________ Name: Teymour Alireza Non-executive Director
________________________ Name: Sir Peter Burt Non-executive Director
__________*______________ Name: Dr. Eileen Buttle Non-executive Director
________________________ Name: Luis Giusti Non-executive Director
__________*______________ Name: Nina Henderson Non-executive Director
__________*______________ Name: Sir Peter Job Non-executive Director
__________*______________ Name: Sir John Kerr Non-executive Director
__________*______________ Name: Sir Mark Moody-Stuart Non-executive Director

*By: /s/ Jyoti Munsiff Attorney-in-Fact

AUTHORIZED UNITED STATES REPRESENTATIVE

THE BANK OF NEW YORK,

as Authorized U.S. Representative

By:  /s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title:  Vice President

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Second Amended and Restated Deposit Agreement dated as of December 1, 1992, among The “Shell” Transport and Trading Company, Public Limited Company, The Bank of New York as Depositary, and all holders from time to time of Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.
6	Power of Attorney